AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM _________________________ TO _________________________

COMMISSION FILE NUMBER: 000-23962

BUDGET GROUP, INC.
EMPLOYEE RETIREMENT PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES
125 BASIN STREET
SUITE 210
DAYTONA BEACH, FLORIDA 32114
(Full Title and Address of Plan)

BUDGET GROUP, INC.
125 BASIN STREET
SUITE 210
DAYTONA BEACH, FLORIDA 32114
(Name of Issuer of Securities held Pursuant to Plan and
Address of its Principal Executive Office)

REQUIRED INFORMATION
INDEX TO EXHIBITS
SIGNATURES
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
CONSENT OF INDEPENDENT ACCOUNTANTS

REQUIRED INFORMATION

The following financial statements for the Budget Group, Inc. Employee Retirement Plan for Collectively Bargained Employees are included herein:

1.	An audited statement of net assets available for benefits as of the end of each of the latest two fiscal years of the plan.

2.	An audited statement of changes in net assets available for benefits for the latest fiscal year of the plan.

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Arthur Andersen LLP

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget Group, Inc. Employee Retirement Plan for Collectively Bargained Employees has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BUDGET GROUP, INC. EMPLOYEE RETIREMENT PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

By:	BUDGET GROUP, INC.

By:	/s/ Thomas L. Kram

Thomas L. Kram Vice President and Controller

Date: June 24, 2001

BUDGET GROUP, INC.
EMPLOYEE RETIREMENT PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000,
TOGETHER WITH REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of Budget Group, Inc. Employee Retirement Plan for Collectively Bargained Employees (the Plan), formerly known as Budget Rent A Car Corporation Employee Retirement Plan for Collectively Bargained Employees, as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. We were also engaged to audit the supplemental schedule of assets held for investment as of December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Orlando, Florida,
   May 1, 2002

BUDGET GROUP, INC. EMPLOYEE RETIREMENT PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000

INVESTMENTS:
At fair value-
Budget Group, Inc. common stock	$16,707	$3,392
Mutual funds	3,494,501	$3,613,251
Money market fund	1,158,813	828,551

Total investments	4,670,021	4,445,194

CONTRIBUTIONS RECEIVABLE:
Employee	48,938	57,394
Employer	11,739	14,292

Total contributions receivable	60,677	71,686

EXCESS CONTRIBUTIONS PAYABLE	12,633	9,722

NET ASSETS AVAILABLE FOR BENEFITS	$4,718,065	$4,507,158

The accompanying notes are an integral part of these statements.

BUDGET GROUP, INC. EMPLOYEE RETIREMENT PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Investment income-
Interest and dividend income	$109,663
Contributions-
Employee	671,140
Employer	156,071
Rollover	39,451

Total contributions	866,662

Transfer of assets	259,659

Total additions	1,235,984
DEDUCTIONS:
Net depreciation in fair value of investments	$577,981
Benefits paid to participants	447,096

Total deductions	1,025,077
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	210,907
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	4,507,158

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$4,718,065

The accompanying notes are an integral part of this statement.

BUDGET GROUP, INC. EMPLOYEE RETIREMENT PLAN
FOR COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1.   DESCRIPTION OF PLAN:

The following brief description of the Budget Group, Inc. Employee Retirement Plan for Collectively Bargained Employees (the Plan), formerly known as Budget Rent a Car Corporation Employee Retirement Plan for Collectively Bargained Employees, is provided for general information purposes only. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution plan administered by the Compensation Committee appointed by the Board of Directors of Budget Group, Inc. (the Employer or Budget). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2001, the Plan was amended and restated to contain provisions required or permitted by the applicable employee benefit laws as of December 31, 2001.

Eligibility

All employees who are members of collective bargaining units of the participating division of the Employer who are at least 18 years of age and who have completed one year of service, are eligible to participate. Year of service is defined for eligibility and vesting purposes as a plan year during which a participant is credited with at least 1,000 hours of service.

Transfer of assets

During the year ended December 31, 2001, the Plan provided participants who previously participated in the Budget Group, Inc. SavingsPlus Plan (Savings Plan), the option of transferring the participants assets held in the Savings Plan to the Plan. During the year ended December 31, 2001, assets totaling $259,659 were transferred from the Savings Plan to the Plan.

Contributions

Contribution levels and Employer match are subject to the terms of the individually negotiated collectively bargained agreements.

Employer contributions for Los Angeles are equal to 35 percent of each participant’s pre-tax contribution, up to a maximum participant pre-tax contribution of 6 percent. Employer contributions for the Chicago, Hawaii, Oakland, Orlando, Philadelphia, San Francisco, San Jose, St. Louis, San Diego and Miami divisions are equal to 25 percent of each participant’s pre-tax contribution, up to a maximum participant pre-tax contribution of 6 percent. Employer contributions for the Nashville, New Orleans and Detroit divisions are equal to 50 percent of each participant’s pre-tax contribution, up to a maximum participant pre-tax contribution of 6 percent. Employer contributions for the Boston division are equal to 15 percent of each participant’s pre-tax contribution, up to a maximum participant pre-tax contribution of 6 percent.

Forfeitures are used to reduce future Employer contributions.

Participant Accounts

During the year ended December 31, 2001 and 2000, participants were able to choose among the following investment options: the Alliance Premier Growth Fund, the Income Fund of America, the Bond Fund of America, the Washington Mutual Investors Fund, the Franklin Small Cap Growth Fund, the Templeton Foreign Fund, the Collective Short-Term Investment Fund, the Franklin Money Market Fund and Budget common stock.

Each participant’s account is credited with his or her contribution, the employer’s matching contribution and an allocation of plan earnings or losses. Allocations of earnings or losses are based on the proportion that each participant’s account bears to the total of all participant account balances.

Participants may change their investment elections at any time through the Plan’s recordkeeper. Elective deferrals may be changed at any time with an effective date of January 1, April 1, July 1 or October 1. Elective deferrals may be suspended at any time commencing on the first payroll of the following month in which the election was made.

Vesting

Participants are fully vested in their contributions plus actual earnings or losses. Vesting in the Employer contribution and related earnings or losses is based on years of continuous service as follows:

Vested
Year of Service	Percentage

Less than 1	0%
1 to 2	20%
2 to 3	40%
3 to 4	60%
4 to 5	80%
5 or more	100%

Benefits Paid to Participants

On termination of service due to death, disability, retirement or termination, a participant shall receive a lump-sum amount equal to the value of the participant’s vested account balance, as defined in the Plan.

Under certain circumstances, hardship withdrawals are allowed from the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Valuation of Investments

As of December 31, 2001 and 2000, the Plan’s investments are stated at fair value, as determined by quoted market prices. Investments in mutual funds are stated at fair value as reported by the respective holders of the underlying assets. Dividends were recorded on the ex-dividend date.

The Budget Group, Inc. common stock investment, a party-in-interest, consists of the Employer’s common stock, which is valued at the last reported sale price as of December 31, 2001. At December 31, 2001, the Budget common stock per share price was $0.89 as traded on the New York Stock Exchange (NYSE). On March 20, 2002, NYSE announced that the Budget common stock would be de-listed prior to the NYSE opening on March 28, 2002. On March 28, 2002, the Budget common stock commenced trading on the Over-the-Counter Bulletin Board. At May 1, 2002, the Budget common stock per share price was $0.19 as traded on the Over-the-Counter Bulletin Board.

As of December 31, 2001 and 2000, purchases and sales of securities were recorded on a trade-date basis. The fair value of Budget’s stock at December 31, 2001 and 2000, was $16,707 and $3,392, respectively.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with such investment securities, it is reasonably possible that changes in the valuation of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan of approximately $38,000 were paid by the Employer for the year ended December 31, 2001.

Termination

Although it has not expressed any intention to do so, the Employer has the right, under the plan provisions, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statements of net assets available for benefits and the statement of changes in net assets available for benefits for the reporting period. Actual results could differ from those estimates.

3.   LIQUIDITY:

As of December 31, 2001, Budget is experiencing financial difficulties and has a substantial amount of indebtedness, a significant portion of which is maturing during fiscal 2002. Budget is in the process of evaluating strategic alternatives and restructuring its obligations. In the event Budget pursues a reorganization plan under the federal bankruptcy code, Budget’s ability to make future contributions to the Plan could be adversely impacted. It is not possible to determine the ultimate effect this process may have on holders of Budget common stock; however, current stockholders are likely to be negatively impacted. The investments of the Plan, which consist primarily of mutual funds, are held in a trust account with the Bank of New York Company, Inc. (Trustee) for the exclusive benefit of plan participants. The sponsor believes and has received a legal opinion that these assets are not available for any other purpose and are secure from Budget’s creditors.

4.   INCOME TAX STATUS:

The Internal Revenue Service has issued a determination letter dated February 2, 1996, stating that the Plan was designed in accordance with the applicable Internal Revenue Code (IRC) requirements as of that date. The Plan has been amended and restated since receiving the determination letter. However, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

5.   PARTY IN INTEREST TRANSACTIONS:

The Collective Short-Term Investment Fund is managed by the Trustee, a party-in-interest.

6.   INVESTMENTS:

The fair value of investments that represent 5 percent or more of the Plan’s net assets available for benefits, as of December 31, 2001 and 2000, are as follows:

Description of Investment	2001	2000

Alliance Premier Growth Fund	$1,566,778	$2,172,601
Income Fund of America	697,710	536,048
Bond Fund of America	692,500	460,768
Washington Mutual Investors Fund	268,440	N/A*
Franklin Small Cap Growth Fund	N/A*	245,789
Franklin Money Market Fund	1,158,813	828,551

*	Investments do not represent 5 percent or more of the Plan’s net assets available for benefits as of the year indicated.

During the year ended December 31, 2001, the Plan’s investments depreciated in value by $577,981, as follows:

Amount

Budget Group, Inc. common stock	$(9,165)
Mutual funds	(568,816)

Net depreciation in fair value of investments	$(577,981)

BUDGET GROUP, INC. EMPLOYEE RETIREMENT PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2001

Identity of Issue, Borrower,
Lessor or Similar Party	Description of Investment	Fair Value

Alliance Group	Alliance Premier Growth Fund	$1,566,778
The American Funds Group	Income Fund of America	697,710
The American Funds Group	Bond Fund of America	692,500
The American Funds Group	Washington Mutual Investors Fund	268,440
The American Funds Group	Franklin Small Cap Growth Fund	209,300
Franklin Templeton	Templeton Foreign Fund	59,074
Bank of New York Company, Inc.*	Collective Short-Term Investment Fund	699

Total mutual funds		3,494,501
Franklin Templeton	Franklin Money Market Fund	1,158,813
Budget Group, Inc.* Total assets held for investment	Common stock	16,707 $4,670,021

*	Represents a party-in-interest